As filed with the Securities and Exchange Commission on June 26, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

REPSOL YPF, S.A.

(formerly known as REPSOL S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SPAIN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares, Par Value One (1) Euro each, of Repsol YPF, S.A.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$393.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. Nos. 333-10494, 33-58638 and 33-27881).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, 17 and

soliciting material

18

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of May 15, 1989, as amended and restated as of February 22 1993, as further amended and restated as of July 6, 1999, and as further amended and restated as of __________, 2008, among Repsol YPF, S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 26,  2008.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, Par Value of One (1) Euro each, of Repsol YPF, S.A.

By:

The Bank of New York,

  As Depositary

By: /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Repsol YPF, S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madrid, Spain on June 26, 2008.

REPSOL YPF, S.A.

By:  /s/ Fernando Ramírez Mazarredo

Name:  Fernando Ramírez Mazarredo

Title:    Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Antonio Brufau Niubó, Fernando Ramírez Mazarredo and Luis López-Tello Díaz-Aguado, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 26, 2008.

/s/ Antonio Brufau Niubó

Name:

Antonio Brufau Niubó

Chairman, Director and Chief

Executive Officer

/s/ Luis del Rivero Asensio

Name: Luis del Rivero Asensio

1st Vice Chairman and Director

/s/ Isidre Fainé Casas

Name: Isidre Fainé Casas

2nd Vice Chairman and Director

/s/ Juan Abelló Gallo

Name: Juan Abelló Gallo

Director

/s/ Paulina Beato Blanco

Name: Paulina Beato Blanco

Director

/s/ Artur Carulla Font

Name: Artur Carulla Font

Director

/s/ Luis Carlos Croissier Bautista

Name: Luis Carlos Croissier Bautista

Director

/s/ Carmelo de las Morenas López

Name: Carmelo de las Morenas López

Director

/s/ Ángel Durández Adeva

Name: Ángel Durández Adeva

Director

/s/ Javier Echenique Landiríbar

Name: Javier Echenique Landiríbar

Director

/s/ Antonio Hernández-Gil Álvarez-Cienfuegos

Name: Antonio Hernández-Gil Álvarez-Cienfuegos

Director

/s/ José Manuel Loureda Mantiñán

Name: José Manuel Loureda Mantiñán

Director

/s/ Juan María Nin Génova

Name: Juan María Nin Génova

Director

/s/ Pemex Internacional España, S.A.

Name: Pemex Internacional España, S.A.

Director

/s/ Henri Philippe Reichstul

Name: Henri Philippe Reichstul

Director

/s/ Luis Suárez de Lezo Mantilla

Name: Luis Suárez de Lezo Mantilla

Director and Secretary

/s/ Fernando Ramírez Mazarredo

Name:  Fernando Ramírez Mazarredo

Chief Financial Officer

/s/ Simeón Vadillo Zaballos

Name: Simeón Vadillo Zaballos

Principal Accounting Officer

/s/ Donald Puglisi

Name: Puglisi & Associates

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of May 15, 1989, as amended and restated as of February 22 1993, as further amended and restated as of

July 6, 1999, and as further amended and restated as of __________, 2008,

among Repsol YPF, S.A., The Bank of New York as Depositary, and all

Holders from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.